EXHIBIT 2

[USAA LOGO]       USAA LIFE INSURANCE COMPANY
                 -------------------------------------------------------------


                                April 16, 1998

                 OPINION AND CONSENT OF COUNSEL REGARDING THE
                     LEGALITY OF THE SECURITIES REGISTERED

USAA Life Insurance Company
9800 Fredericksburg Road, C-3-W
San Antonio, Texas 78288

Dear Executives:

      This opinion is furnished in connection with the filing, with the United States Securities and Exchange Commission, by the Life Insurance Separate Account ("Separate Account") of the USAA Life Insurance Company ("USAA Life") of a Registration Statement under the Securities Act of 1933 (the "Act") on Form S-6 (File No. 333-45343) ("Registration Statement") of an indefinite amount of units of interest ("Units") in the Separate Account funding a flexible-premium Variable Universal Life Insurance Policy (form no. 31891) (the "Policy").

      This Policy is intended to provide lifetime insurance protection on the insured's life. USAA Life will offer the Policy in the manner described in the Prospectus included in the Registration Statement. USAA Life will allocate net premiums received under a Policy to the Separate Account to the extent directed by owners.

      I have examined all such corporate records of USAA Life and such other documents and such laws as I consider appropriate as a basis for the opinion hereinafter expressed. On the basis of such examination, it is my opinion that:

            1. USAA Life is a corporation duly organized and validly existing under the laws of Texas.

            2. The Separate Account was duly created and is duly maintained by USAA Life pursuant to the provisions of Sec. 2, Article 3.73, of the Texas Insurance Code.

            3. The assets of the Separate Account are owned by USAA Life. USAA Life is not a trustee with respect thereto. Under Texas law, the income, gains and losses, whether or not realized, from assets allocated to the Separate Account must be credited to or charged against such account, without regard to the other income, gains or losses of USAA Life. Although contractual obligations with respect to funds of the Separate Account constitute corporate obligations with respect to USAA Life, the


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      specific  amounts payable from  accumulations in the Separate Account in accordance with the Policy will depend upon the investment experience of the Separate Account.

            4. The Policy provides that the portion of the assets of the Separate Account equal to the reserves and other policy liabilities with respect to the Separate Account shall not be chargeable with liabilities arising out of any other business USAA Life may conduct and that USAA Life reserves the right to transfer assets of the Separate Account in excess of such reserves and policy liabilities to the general account of USAA Life.

            5. When executed, a Policy (including any Units when duly credited thereunder) will have been duly authorized and each of the Policies (including any such Units) will constitute a validly issued and binding obligation of USAA Life in accordance with its terms. Purchasers of the Policies described in the Prospectus will be subject only to the deductions, charges and fees set forth in the Prospectus.


      I hereby consent to the use of this opinion as an exhibit to the Registration Statement and to the reference to my name under the heading "Legal Matters" in the Prospectus.


                                      Very truly yours,

                                      /s/DWAIN A. AKINS
                                      -----------------
                                      Dwain A. Akins
                                      Assistant Vice President and
                                      Assistant Secretary
                                      USAA Life Insurance Company